FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release Table 1: Wabamisk Winter 2013 drilling results Table 2: Lac Pau Winter 2013 drilling results Wabamisk Surface Plan Lac Pau Surface Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: May 8, 2013

Press Release May 8, 2013

UPDATE ON DRILLING CAMPAIGNS AT WABAMISK AND LAC PAU

Virginia Mines Inc. (« Virginia ») is pleased to update you on the results from the drilling campaigns carried out in the winter of 2013 on its Wabamisk and Lac Pau gold projects, both located in James Bay.

WABAMISK

Virginia conducted, during winter 2013, a drilling campaign on its Wabamisk property, located in the Opinaca Reservoir sector in James Bay. The property consists of 1,073 designated claims covering a total area of 56 square kilometres within the Eastmain River Archaean volcano-sedimentary belt. The 29-hole program, for a total of 4,472 metres, tested at shallow depth the Mustang Vein, which yielded up to 23.28 NC (11.14 C) g/t Au over 4.6 metres in channel. It also tested the other showings of the stripped area as well as a few other geological and geophysical targets on the Wabamisk grid.

Holes testing the Mustang Vein all have intersected the vein and its alteration envelope over submetric to plurimetric widths hence confirming its very good continuity down to a vertical depth of about 125 metres. The vein remains totally open laterally and at depth. In a similar way to the surface channels done in 2012, variable drilling results were obtained given the free and coarse nature of gold in the Mustang Vein. The area where the Mustang Vein sharply curves yielded in general the best results including 22.65 g/t Au over 2.25 metres in hole WB-13-004, 3.93 g/t Au over 2.8 metres in hole WB-13-005 and 3.66 g/t Au over 1.5 metres in hole WB-13-002. Visible gold was observed in the first two intersections. The other results obtained in the Mustang Vein generally varied between 0.69 g/t Au over 2.7 metres and 2.3 g/t Au over 1.15 metres.

The other showings of the main stripping area also demonstrated a nice continuity in drilling as the network of gold-bearing veins and veinlets is followed over hundreds of metres laterally and down to a vertical depth of over 100 metres. Drilling returned several intersections highly anomalous in gold over metric to plurimetric widths with, at times, more interesting results, with 1.98 g/t Au over 13.4 metres including 4.14 g/t Au over 4 metres in hole WB-13-015, 6.02 g/t Au over 3.2 metres and 18.05 g/t Au over 0.8 metres in hole WB-13-025, and 5.66 g/t Au over 1 metre in hole WB-13-018. Several gold grains were observed within the mineralized intersection of hole WB-13-015. These intersections remain open laterally and at depth.

Complete drilling results of the campaign are reported in table 1 and are illustrated on the surface plan (see exhibit 1).

Virginia is encouraged with the winter 2013 drill results. The network of gold-bearing quartz veins, which includes the Mustang Vein, shows a very good lateral and vertical continuity and the best gold intersection obtained remains totally open at depth. Surface work including mechanical stripping, sampling and detailed mapping is planned for the summer of 2013. Work will cover the main stripped sector and the new winter 2013 line cutting grid that covers the west-northwest extension of the sequence of favourable sedimentary rocks.

LAC PAU

A 9-hole drilling campaign totalling 2,369 metres was carried out by Virginia during winter 2013 on the Lac Pau project that it totally owns, in the north part of the Caniapiscau Reservoir, in the James Bay region. Under an agreement entered into on June 22, 2011, IAMGOLD Corporation has the option of acquiring a 50% interest in the property in consideration of payments totalling $130,000 and $6 million exploration work to be carried out over the next seven years. The property covers the Lac Pau gold corridor, a major structure followed over 12 kilometres separating intrusive rocks of the Beausac Suite from paragneisses of the Grosbois Suite. This fertile gold structure is host to several significant gold showings that yielded several large intervals highly anomalous in gold of up to 0.97 g/t Au over 69 metres (including 1.74 g/t Au over 31.5 metres) as well as thinner intersections but with high grades of up to 9.02 g/t Au over 5 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling. Drilling carried out in winter 2013 tested mainly the Jedi, Jedi Extension and Obiwan showings all located along the Lac Pau auriferous corridor.

Five holes further tested the Jedi showing over a lateral distance of 600 metres and to vertical depths of 125 to 300 metres under surface. These holes crosscut several large zones of alteration and disseminated sulphides, which yielded intervals highly anomalous in gold over plurimetric to decametric widths. The best results were 0.51 g/t Au over 20.1 metres and 0.82 g/t Au over 18.7 metres (including 1.15 g/t Au over 11.95 metres) in hole PAU-13-061, 0.34 g/t Au over 18.5 metres, 11.5 g/t Au over 1.5 metres and 0.37 g/t Au over 21.5 metres in hole PAU-13-062 as well as 0.61 g/t Au over 23.9 metres (including 1.45 g/t Au over 7.2 metres) in hole PAU-13-063. Drilling done in the other areas did not return any significant values. Complete results are reported in Table 2 and are illustrated on the surface plan (see exhibit 2).

The Jedi zone consists of a very fertile structure that yielded many large intersections very anomalous in gold over more than 600 metres laterally and down to a vertical depth of 300 metres. The zone remains totally open laterally and at depth. Moreover, several kilometre-long portions of the Lac Pau corridor still remain largely unexplored.

Work has been carried out by the personnel of Virginia Mines Inc., under the supervision of Mr. Paul Archer, geological engineer. Mr. Archer is a qualified person as defined by National Instrument 43-101 and has more than 30 years of experience in exploration. He read and approved the contents of this press release.

Quality Control

In 2004, Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of its exploration results. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples have been assayed by atomic absorption at the ALS Chemex in Val-d’Or. For the Wabamisk project, samples have been assayed by metallic-sieve method while the Lac Pau samples were analyzed by fire-assay followed by atomic absorption according to industry standards. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.3 million as at November 30, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President & CEO or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

TABLE 1 – Wabamisk – Winter 2013 Drilling Results

Intersections from the Mustang vein
Borehole	NAD27z18E	NAD27z18N	From	To	m	Au g/t
WB-13-001	392 340	5 780 982	55.45	58	2.55	1.10
WB-13-002	392 326	5 781 021	124	125.5	1.5	3.66
			129	130	1	1.14
WB-13-003	392 305	5 780 935	74.9	77.8	2.9	0.85
WB-13-004	392 296	5 780 973	125.5	127.75	2.25	22.65
WB-13-005	392 255	5 780 934	102.2	105	2.8	3.93
WB-13-006	392 222	5 780 876	59.7	62.4	2.7	0.69
WB-13-007	392 179	5 780 849	54	55.15	1.15	2.30
			64	65	1	0.25
WB-13-008	392 136	5 780 820	43.6	46	2.4	1.96
WB-13-010	392 002	5 780 756	70.5	71.5	1	0.36
WB-13-014	392 394	5 781 002	45	46	1	0.57
			53	54	1	0.68
			61.3	62	0.7	1.07
WB-13-015	392 357	5 781 104	203	206.6	3.6	0.55
Other intersections in the main stripped zone
WB-13-001	392 340	5 780 982	21	23.1	2.1	1.79
			79	80	1	0.79
WB-13-002	392 326	5 781 021	74	76	2	1.19
			201.6	203	1.4	0.25
WB-13-003	392 305	5 780 935	7.4	8	0.6	0.25
			55	56	1	1.68
			66	68	2	0.39
			86.9	87.5	0.6	0.77
WB-13-004	392 296	5 780 973	67	72	5	0.60
			84	85	1	0.57
			87.7	89.1	1.4	0.63
WB-13-005	392 255	5 780 934	17	18.1	1.1	3.99
			36	37	1	1.48
			67.55	68.05	0.5	0.27
WB-13-014	392 394	5 781 002	101.15	102	0.85	1.37
			110	111	1	0.32
WB-13-015	392 357	5 781 104	102	103	1	0.25
			107.6	121	13.4	1.98
including			112	116	4	4.14
			123	124	1	0.45
			190	191	1	0.35
			200	201	1	0.41

Forage / borehole	NAD27z18E	NAD27z18N	De / from	À / To	m	Au g/t
WB-13-016	392 411	5 781 121	10	11	1	0.47
			44	46	2	0.55
WB-13-017	392 382	5 781 196	53.9	55	1.1	0.26
WB-13-018	392 459	5 781 111	31	32	1	5.66
WB-13-019	392 425	5 781 200	66	68	2	0.37
			130.8	133	2.2	0.91
			134	135	1	0.92
			219	220	1	1.85
			222.5	223.5	1	2.32
			225.5	227.1	1.6	0.68
WB-13-020	392 499	5 781 120	34	35	1	1.33
			39	40.5	1.5	0.37
WB-13-021	392 464	5 781 214	166.65	168	1.35	0.39
			171	172	1	0.41
			173	174	1	0.74
WB-13-022	392 561	5 781 155	41.65	44	2.35	1.33
			50	51.05	1.05	0.69
			56	57	1	0.27
			58	59.45	1.45	1.46
WB-13-023	392 540	5 781 206	134	136	2	0.65
			137	137.8	0.8	0.44
			141.5	144.85	3.35	0.64
			159	161	2	0.99
WB-13-024	392 742	5 781 076	90	92	2	2.95
			95	95.55	0.55	0.49
WB-13-025	392 707	5 781 169	0.8	4	3.2	6.06
			43	44	1	0.50
			62.2	63	0.8	18.05
			79	80	1	0.37
			117	118	1	0.27
WB-13-026	392 630	5 781 173	10.65	12	1.35	0.38
			36.7	39	2.3	1.16
			84	85	1	1.04
			122	123.75	1.75	0.55
			126	127	1	0.89
Intersections à l’est de la zone décapée principale / Intersections east of the main stripped zone
WB-13-027	392 957	5 781 073	26	27	1	0.37
			28	29	1	0.36
			66	67.3	1.3	0.45
WB-13-028	393 445	5 781 188	49	50	1	0.26
			103	104.2	1.2	0.35

TABLE 2 – Lac Pau Winter 2013 Drilling Results

Hole	Line	Station	Azimuth	Dip/	Length in metres		From/	To/	Length in metres	True thickness	g/t Au
JEDI AREA / SECTEUR JEDI
PAU-13-060	35+50N	13+30E	N135	-60	276.0		180.50	213.50	33.00	(26,40)	0.24

PAU-13-061	36+50N	12+91E	N134	-63	363.0		258.40	278.50	20.10	(16,10)	0.51
							326.70	345.40	18.70	(14,95)	0.82
						inc.	329.50	341.45	11.95	(9,55)	1.15
						inc.	330.85	332.00	1.15	(0,90)	3.27

PAU-13-062	37+75N	13+28N	N134	-62	306.0		230.00	248.50	18.50	(14,80)	0.34
							259.50	261.00	1.50	(1,20)	11.50
							270.00	291.50	21.50	(17,20)	0.37

PAU-13-063	40+00N	13+43E	N134	-62	285.0		217.50	241.40	23.90	(19,20)	0.61
						inc.	218.30	225.50	7.20	(5,75)	1.45

PAU-13-064	44+00N	13+50E	N135	-61	285.0		96.70	104.00	7.30	(5,85)	0.54
							238.00	250.00	12.00	(9,60)	0.21
HOPE AREA / SECTEUR HOPE
PAU-13-065	77+00N	11+95E	N135	-60	211.7	NSV
JEDI EXTENSION AREA / SECTEUR JEDI EXTENSION
PAU-13-066	51+00N	16+95E	N134	-78	216.0	NSV
OBIWAN AREA / SECTEUR OBIWAN
PAU-13-067	7+52N	9+52W	N135	-60	225.0	NSV

PAU-13-068	8+79N	6+57W	180	-60	201.0	NSV

WABAMISK SURFACE PLAN

392 000 mE
392 200 mE
392 400 mE
392 600 mE
392 800 mE
5,781 200 mN
5,781 000 mN
5,780 800 mN
WB-13-021
WB-13-019
WB-13-023
WB-13-017
0.26/1.1
0.37/2.0
WB-13-026
0.38/1.35
WB-13-025
6.06/3.2
1.16/2.3
WB-13-022
0.65/2.0
1.33/2.35
0.44/0.8
0.69/1.05
0.5/1.0
0.91/2.2
0.92/1.0
WB-13-020
18.05/0.8
1.04/1.0
WB-13-016
0.39/1.35
0.41/1.0
0.27/1.0
0.37/1.0
WB-13-015
0.47/1.0
5.66/1.0
0.74/1.0
1.46/1.45
0.55/1.75
0.55/2.0
WB-13-018
1.33/1.0
0.89/1.0
0.37/1.5
0.99/2.0
0.27/1.0
0.64/3.35
WB-13-024
WB-13-027
1.85/1.0
0.25/1.0
2.32/1.0
0.68/1.6
0.37/1.0
0.36/1.0
1.98/13.4
WB-13-002
0.45/1.0
0.45/1.3
2.95/2.0
WB-13-014
0.49/0.55
1.19/2.0
0.35/1.0
1.79/2.1
WB-13-001
0.57/1.0
WB-13-004
0.41/1.0
0.68/1.0
0.55/3.6
3.66/1.5
1.07/0.7
WB-13-003
1.14/1.0
1.37/0.85
3.99/1.1
WB-13-005
0.25/0.6
1.1/2.55
0.6/5.0
0.32/1.0
0.57/1.0
0.79/1.0
1.48/1.0
1.68/1.0
0.63/1.4
0.25/1.4
0.27/0.5
0.39/2.0
WB-13-006
3.93/2.8
0.85/2.9
22.65/2.25
WB-13-011
0.69/2.7
0.77/0.6
WB-13-007
2.3/1.15
WB-13-008
0.25/1.0
1.96/2.4
WB-13-012
WB-13-010
0.36/1.0
WB-13-013
WB-13-009
100 m
WB-13-001
Trou de forage/
Diamond drill hole
2.3/1.5
Au (g/t) / m
4.5/2.4
Zone aurifère vue
en décapage/
Gold in surface
stripped zone

LAC PAU SURFACE PLAN

6 082 000 mN
6 078 000 mN
444 000 mE
446 000 mE
448 000 mE
N
N
Zone de forage /
Drilling Area
Hope
Tricorne
PPG
Jedi
Obiwan
PAU-13-060
PAU-13-061
PAU-13-062
PAU-13-063
PAU-13-064
PAU-13-065
PAU-13-066
PAU-13-067
PAU-13-068
PAU-13-063
0.61 g/t Au / 23.90 m
inc. 1.45 g/t Au / 7.20 m
PAU-13-062
0.34 g/t Au / 18.50 m
11.50 g/t Au / 1.50 m
0.37 g/t Au / 21.50 m
PAU-13-061
0.51 g/t Au / 20.10 m
0.82 g/t Au / 18.70 m
inc. 1.15 g/t Au / 11.95 m
PROJET LAC PAU PROJECT
Légend / Legend
Collets / Collars 2013
Collets / Collars 2010-2012
Propriété lac Pau Property
Route de gravier / Gravel road
Digue / Dam
Piste d'atterrissage / Airstrip landing
Major showings / Indice majeures
0
2 km